UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinson & Robinson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1337 Hamilton Street
(No. and Street)

Allentown	PA	18102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. H. Williams & Co., LLC
(Name – *if individual, state last, first, middle name*)

230 Wyoming Avenue, 2nd Floor	Kingston	PA	18704
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors
Robinson & Robinson, Inc.
1337 Hamilton Street
Allentown, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Robinson & Robinson, Inc. as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Robinson & Robinson, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Robinson & Robinson, Inc.'s management. Our responsibility is to express an opinion on Robinson & Robinson, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Robinson & Robinson, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report Supplemental Information

The supplemental information presented in the Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Robinson & Robinson, Inc.'s financial statements. The supplemental information is the responsibility of Robinson & Robinson, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

J. H. Williams & Co., LLC

We have served as Robinson & Robinson, Inc.'s auditors since 2009.
February 19, 2021

Robinson & Robinson, Inc.

Statement of Financial Condition

Assets	December 31, 2020
Cash	$ 210,588
Accounts receivable - brokers and dealers	
Clearance	25,000
Other	129,884
Deferred tax assets	27,439
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $249,606	11,820
Receivable due from officers	22,955
Lease rental asset	15,384
Other assets	3,785
Total assets	$ 446,855

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable - trade	$ 5,660
Accrued salaries and wages	22,031
Note payable - TD Ameritrade PPP	204,870
Lease rental liability	15,384
Total liabilities	247,945
Stockholders' equity	
Common stock, $1.00 par value, 50,000 shares authorized, 2,200 shares issued and outstanding	2,200
Additional paid-in-capital	178,374
Retained earnings	18,336
Total stockholders' equity	198,910
Total liabilities and equity	$ 446,855

OATH OR AFFIRMATION

I, Leona D. Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinson & Robinson, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
VERA LITKEWYCZ O'REILLY - Notary Public
Lehigh County
My Commission Expires Aug 18, 2024
Commission Number 1280674

Vera Litkewycz O'Reilly
Notary Public

Leona D. Robinson
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note 1 - Nature of Operations

Robinson & Robinson, Inc. (the Firm") was organized on January 10, 1967, as a partnership and was incorporated on December 31, 1971 under the Pennsylvania Business Corporation Law. The Firm is engaged as a full-service broker/dealer firm offering a full array of services. The Firm clears securities transactions on a fully disclosed basis. The Firm's headquarters are in Allentown, Pennsylvania.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Bad Debts

The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Depreciation and Amortization

Fixed assets are recorded at cost. Furniture and equipment are depreciated using straight-line methods over 5 to 7 years. Leasehold improvements are generally depreciated using the straight-line method over 15 years. Depreciation expense totaled $1,950 for the year ended December 31, 2020.

Income Taxes

The Firm uses an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities measured by using enacted tax rates and laws to be in effect when the timing differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Principal timing differences are due primarily to net operating loss and charitable contributions carryforwards.

Note 2 - Summary of Significant Accounting Policies (Continued)

As of December 31, 2020, the Firm has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Firm had no interest and penalties related to income taxes.

The Firm is no longer subject to U.S. federal and state income tax examinations by tax authorities for year before 2017.

Revenue Recognition

Effective January 1, 2018 the Firm adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identity the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Firm applied the modified retrospective method of adoption which resulted in no adjustment to the Firm's equity as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expenses, leasing and insurance contracts.

Commissions and Distribution Fees

The Firm buys and sells securities on behalf of its customers. When a customer enters into such a transaction, the Firm charges or receives a commission. Commissions and related clearing expenses are recorded on a trade date basis. The Firm believes that the performance obligation is satisfied on the trade date because that is when the underlying pricing is agreed upon, and the risk and rewards of ownership have been transferred to the customer.

Trailing Commissions and Fees

The Firm incurs distribution costs and receives trailing commissions and fees for the marketing to and servicing of customers who have purchased mutual funds and insurance products. The trailing commissions and fees revenue are variable in nature and generally based on a percentage of the market value of the customers' investment holdings in trail-eligible assets as of a given date. The Firm has determined that trailing commissions and fees are constrained and are only recognized as revenue at a point in time when the trail becomes known (usually monthly or quarterly), which is determined by the contractual terms with the product provider.

Fair Value of Financial Instruments

Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Note 3 - Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c-3-1 is included as Schedule I of this report.

Note 4 - Customer Accounts Fully Disclosed

The Firm does not hold any customer securities. All such accounts are carried at RBC Dain Correspondent Services, Minneapolis, Minnesota. Therefore, the Firm claims exemption from the reporting requirements of Rule 15c-3-3(k)(2)(ii).

Note 5 - Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

Note 6 - Pension Plan

The Firm maintains a 401(k) plan for all qualified employees. The Firm may make discretionary matching contributions. There were no such matching contributions made for the year ended December 31, 2020.

Note 7 - Provision of Income Taxes

The company incurred a loss in the amount of $56,010 for federal tax purposes and state income tax purposes. As a result of the loss, the company has the deferred tax assets listed below.

Deferred tax assets consisted of the following:

	Federal	State	Total
Net operating losses	$ 13,291	$ 12,641	$ 25,932
Charitable contribution loss carryover	1,507		1,507
Total	$ 14,798	$ 12,641	$ 27,439

Federal and State net operating losses available for carryforward and charitable loss carryforwards their respective year of expiration are as follows:

Federal

Originating Year	Amount	Year of Expiration
12/31/2018	$ 6,207	2038
12/31/2019	$ 969	2039
12/31/2020	$ 56,113	2040

State

Originating Year	Amount	Year of Expiration
12/31/2008	$ 5,774	2028
12/31/2009	$ 8,958	2029
12/31/2012	$ 33,177	2032
12/31/2016	$ 8,675	2036
12/31/2018	$ 13,757	2038
12/31/2020	$ 56,199	2040

Charitable loss carryforwards are as follows with their respective year of expiration are as follows:

Originating Year	Amount	Year of Expiration
12/31/2016	$ 2,069	2021
12/31/2017	$ 1,600	2022
12/31/2018	$ 1,351	2023
12/31/2019	$ 881	2024
12/31/2020	$ 1,275	2025

It is anticipated that all deferred tax assets are to be realized and, accordingly, no valuation allowance has been provided.

Note 8 - Lease Commitments

The Firm is obligated under a long-term operating lease for the use of its corporate offices. The lease expires in June 2021. Total expense under this lease for the year ended December 31, 2020 was $33,744. A schedule of minimum lease payments required regarding the above described lease commitment as of December 31, 2020 consists of the following:

Year ending December 31,:

2021	$ 15,384

Note 9 - Related Party Transactions

The Firm rents office equipment on a monthly basis from a partnership owned by the Firm's stockholders. Rent expense incurred and paid during the year was $13,700.

As of December 31, 2020, there are advances due from officers in the amount of $22,955.

Note 10 - Note Payable - TD Ameritrade PPP

The firm borrowed under the Small Business Administration's Paycheck Protection Program the amount of $204,870; the firm hasn't applied for forgiveness and the loan proceeds were used for eligible expenses. The firm anticipates forgiveness of $135,940. The firm anticipates repaying the additional amount of $68,930, immediately upon the firm's final determination of the amount due.

Total note payable - T D Bank	$ 204,870
Anticipated forgiveness	(135,940)
Long-term debt maturity	$ 68,930

Long-term debt maturity	
2021	$ 68,930
2022	-
2023	-
2024	-
2025+	-
	$ 68,930